April 22, 2013

CORRESP

Gregory Dundas, Esq.

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Amendment No. 3 to Registration Statement on Form S-1
Filed April 11, 2013: File No. 333-186331

Dear Mr. Dundas:

This letter responds to the Staff’s comments provided via telephone to Robinson Brog Leinwand Greene Genovese & Gluck P.C. on April 17, 2013, relating to the above-captioned registration statement. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below such comments.

Footnote 2, page 37

1.	The article was prepared in 2011 and describes a predicted growth rate for 2011-2013. Since we are already in 2013, the article seems outdated.

We have removed this footnote.

Footnotes 1 and 4, pages 1, 2, and 38

2.	The headline of the article references a 500% growth rate, but the content of the article describes a growth rate that is significantly less. As such, the headline is either a typographical error or is misleading.

We have removed these footnotes.

Our Industry, page 35

3.	The following sources are cited to without a corresponding footnote: (a) “The Survey of Consumer Payment Choice,” Federal Reserve Bank of Boston, January 2010; and (b) Unisys Security Index: United States, March 2009.

We have removed these sources.

Shares Offered by the Selling Stockholders, page 29

4.	In the following sentence, “might” should be changed to “will”: “The selling stockholders and broker-dealers, if any, acting in connection with such sales might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.”

The change has been made.

General, page 23

5.	The following source is cited to without a corresponding footnote: Juniper Research.

We have removed this source.

General, page 35

6.	The following source is cited to without a corresponding footnote: Pew Research Center.

We have removed this source.

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned at (203) 305-3568 or gino@nxt-id.com.

Sincerely,

/s/ Gino Pereira______________

Chief Executive Officer